FOR IMMEDIATE RELEASE
          March 7, 1997

                                   Media Contact:  Robert Fort
                                   (757) 629-2710

          NS PRAISES CONRAIL AGREEMENT AS 'IMPORTANT VICTORY' FOR ALL

          COMPANY SAYS IT WILL NOW FINALIZE PLAN FOR EASTERN RAIL-
          ROADS WITH CSX

          NORFOLK, VA -- The following statement was issued today by David R. Goode, Chairman, President and Chief Execu-tive Officer of Norfolk Southern Corporation (NYSE:
          NSC):

              "The breakthrough on the issues facing the eastern railroads represents an important victory for everyone with an interest in the future of rail transportation in America and for those who rely on it -- shippers, share-holders, railroad employees and the communities served by Conrail, Norfolk Southern and CSX.

              "Norfolk Southern is gratified that we will be able to fulfill our promise to deliver $115 in cash per share to Conrail shareholders. We are also pleased that the contemplated agreement with CSX will redraw the railroad map to preserve and enhance competition in the East and guarantee balanced competition between two strong compa-nies.

              "On February 24 Norfolk Southern proposed to CSX and Conrail a plan to restructure the eastern rail system. That plan, which all sides have not accepted, will ensure that the combined Conrail/Norfolk Southern and the com-bined Conrail/CSX systems will compete at and between most of the major ports and markets east of the Missis-sippi.

              "As we said in our letter, 'We believe this is a sound basis on which to build an internationally competi-tive economy in the region, and that the benefits of this compromise extend to our companies, employees and custom-ers.'

              "We look forward to working with the dedicated and talented Conrail employees who will be joining Norfolk
          Southern. They will play an invaluable role in building an even greater railroad.

              "Norfolk Southern will now begin talks with CSX to work out the joint purchase of Conrail shares and the other details of this historic transaction.

              "Perhaps as much as anything else, this demonstrates that with creativity and determination great companies can work through difficult issues and find solutions that are in the public interest. We are proud of the role we played in achieving that result."

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